UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GAMING AND LEISURE PROPERTIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36467J108

(CUSIP Number)

Brandon J. Moore

Vice President & Secretary

Gold Merger Sub, LLC

845 Berkshire Blvd., Suite 200

Wyomissing, Pennsylvania 19610

(610) 401-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON Gold Merger Sub, LLC (as successor by merger to Pinnacle Entertainment, Inc.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON (see instructions) OO

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) supplements the information set forth in the Schedule 13D filed on July 24, 2015 (the “Schedule 13D”) by Pinnacle Entertainment, Inc. (“Pinnacle”) and is being filed by Gold Merger Sub, LLC (“Gold Merger Sub”), a Delaware limited liability company and successor by merger to Pinnacle. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplemented as follows:

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph immediately following the final paragraph of Item 4:

On March 15, 2016, the stockholders of Pinnacle approved and adopted the Merger Agreement and the shareholders of GLPI approved the issuance of shares of Common Stock to Pinnacle stockholders in connection with the Merger. On April 28, 2016, the parties completed the transactions contemplated by the Merger Agreement, including the Merger. As a result of the Merger, Pinnacle merged with and into Gold Merger Sub, with Gold Merger Sub surviving the Merger as a wholly owned subsidiary of GLPI. Upon completion of the Merger, each of the Voting Agreements terminated in accordance with its terms.

Item 5.	Interest in Securities of the Issuer.

Item 5(e) of the Schedule 13D is hereby amended and replaced in its entirety with the following:

(e) On April 28, 2016, Pinnacle ceased to be the beneficial owner of any shares of Common Stock of GLPI.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Gold Merger Sub, LLC

Date: April 28, 2016	/s/ Brandon J. Moore
By: Brandon J. Moore
Its: Vice President and Secretary